UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Charming Shoppes, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

161133103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Q
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,239,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,239,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,239,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,239,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,239,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,239,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 378,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 378,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,617,400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,617,400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,617,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to Common Stock, par value $.10 per share (the “Shares”), of Charming Shoppes, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 450 Winks Lane, Bensalem, Pennsylvania, 19020.

Item 2.	Identity and Background.

(a)           This statement is filed by Crescendo Partners II, L.P., Series Q, a Delaware limited partnership (“Crescendo Partners II”), Crescendo Investments II, LLC, a Delaware limited liability company (“Crescendo Investments II”), Crescendo Partners III, L.P., a Delaware limited partnership (“Crescendo Partners III”), Crescendo Investments III, LLC, a Delaware limited liability company (“Crescendo Investments III”) and Eric Rosenfeld. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.

Crescendo Investments II is the general partner of Crescendo Partners II.  Crescendo Investments III is the general partner of Crescendo Partners III.  The managing member of each of Crescendo Investments II and Crescendo Investments III is Eric Rosenfeld. By virtue of his position with Crescendo Investments II and Crescendo Investments III, Mr. Rosenfeld has the sole power to vote and dispose of the Issuer’s Shares owned by Crescendo Partners II and Crescendo Partners III.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Mr. Rosenfeld is 825 Third Avenue, 40th Floor, New York, New York 10022.

(c)           The principal business of Crescendo Partners II is investing in securities. The principal business of Crescendo Investments II is acting as the general partner of Crescendo Partners II.  The principal business of Crescendo Partners III is investing in securities.  The principal business of Crescendo Investments III is acting as the general partner of Crescendo Partners III.  The principal occupation of Mr. Rosenfeld is serving as the managing member of Crescendo Investments II, Crescendo Investments III and as the managing member of the general partner of Crescendo Partners, L.P., whose principal business is investing in securities.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 161133103

(f)	Mr. Rosenfeld is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 7,617,400 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $40,108,483 including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 116,694,356 Shares outstanding, which is the total number of Shares reported to be outstanding as of December 4, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 7, 2007.

CUSIP NO. 161133103

As of the date hereof, Crescendo Partners II beneficially owns 7,239,125 Shares, constituting approximately 6.2% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 7,239,125 Shares owned by Crescendo Partners II, constituting approximately 6.2% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 7,239,125 Shares owned by Crescendo Partners II, constituting approximately 6.2% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 7,239,125 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the date hereof, Crescendo Partners III beneficially owns 378,275 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 378,275 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 378,275 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 378,275 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Crescendo Investments II and Crescendo Investments III, Mr. Rosenfeld has the sole power to vote and dispose of the Shares beneficially owned by Crescendo Partners II and Crescendo Partners III reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 8, 2008, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III and Eric Rosenfeld entered into a Joint Filing Agreement  (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

CUSIP NO. 161133103

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Crescendo Partners II, L.P., Series Q, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC and Eric Rosenfeld, dated January 8, 2008.

CUSIP NO. 161133103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2008	CRESCENDO PARTNERS II, L.P., SERIES Q

	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

CRESCENDO INVESTMENTS II, LLC

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

CRESCENDO PARTNERS III, L.P.

	By:	Crescendo Investments III, LLC
General Partner

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

CRESCENDO INVESTMENTS III, LLC

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

CUSIP NO. 161133103

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/(Sale)

CRESCENDO PARTNERS II, L.P., SERIES Q
187,400	5.0923	12/17/07
391,200	4.9834	12/18/07
826,925	4.9900	12/19/07
342,400	5.0788	12/20/07
1,613,500	5.3569	12/21/07
213,000	5.3220	12/24/07
600,000	5.2925	12/26/07
854,900	5.3704	12/27/07
424,750	5.3633	12/28/07
349,850	5.3783	12/31/07
590,400	5.3938	01/02/08
440,000	5.4011	01/03/08
369,600	5.0199	01/04/08
35,200	4.6964	01/08/08

CRESCENDO INVESTMENTS II, LLC
None

CRESCENDO PARTNERS III, L.P.

12,600	5.0923	12/17/07
26,300	4.9834	12/18/07
29,575	4.9900	12/19/07
23,000	5.0788	12/20/07
108,500	5.3569	12/21/07
14,300	5.3220	12/24/07
10,400	5.2925	12/26/07
14,800	5.3704	12/27/07
7,350	5.3633	12/28/07
6,050	5.3783	12/31/07
10,200	5.3938	01/02/08
60,000	5.4011	01/03/08
50,400	5.0199	01/04/08
4,800	4.6964	01/08/08

CUSIP NO. 161133103

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

CUSIP NO. 161133103

EXHIBIT INDEX

               Exhibit

99.1
Joint Filing Agreement by and among Crescendo Partners II, L.P., Series Q, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC and Eric Rosenfeld, dated January 8, 2008.